Exhibit 99.1

MMTEC, Inc. Regains Compliance with NASDAQ Minimum Bid Price Requirement

BEIJING, July 28, 2022 /PRNewswire/ -- MMTEC, Inc. (NASDAQ Capital Market: MTC) (“MMTEC” or the “Company”), a China-based technology company that provides access to the U.S. financial markets, today announced that that on July 27, 2022, it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“NASDAQ”) confirming the Company has regained compliance with NASDAQ’s minimum bid price requirement under Listing Rule 5550(a)(2). The Company regained compliance with NASDAQ’s requirements when the closing bid price for the Company’s common stock was at or above $1.00 for 10 consecutive business days and the matter is now closed.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company develops and deploys a series of platforms, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. In 2020, the company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jessie Chang, jessie@xgujia.com, +86 10 5617 2312